Mail Stop 4561   November 26, 2008

Terry Hester
Chief Financial Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750

        Re: Colony Bankcorp, Inc.
        Schedule 14A
        Filed October 30, 2008
        File No. 000-12436

Dear Mr. Hester:

      We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

              Sincerely,

              William Friar
              Senior Financial Analyst